UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Abengoa, S.A. (the “Company”), in compliance with the Spanish Securities Market Act, informs the Spanish securities market regulator (“Comisión Nacional del Mercado de Valores”) about the fiscal year 2013 earnings presentation

Miguel Ángel Jiménez-Velasco Mazarío

Secretario General

Fiscal Year 2013 Earnings Presentation ABENGOA February 20, 2014

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Registration Statement on Form F-1 (File No. 333-191575). The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda

4 Agenda

FY 2013 Overview 7,356 M€ 6.8 B€ 139.0 B€ Pipeline Backlog +44% Revenues +2% 1,365 M€ EBITDA +58% Corp. Leverage +17% Solid Growth and Delivery on our commitments 5 -1.5x 101 M€ Net Income +84% 2.2x YoY Growth

FY 2013 Executive Summary 6 Solid performance of E&C New concessional assets into operation Continued recovery in Biofuels Earnings guidance achieved Reduced corporate leverage Reduced corporate CAPEX Healthy backlog and solid pipeline Uncertainty eliminated on Spanish CSP assets Key technology proven at commercial scale A scrip dividend of 0.111 €/share to be proposed to the AGM 517 M€ equity increase & NASDAQ listing Successful and proactive debt maturity management Reduced corporate banking debt exposure 2 Delivering on Corporate Targets 1 Strong Operational Growth 3 Reinforced Capital Structure 4 Enhanced Future Visibility

Dividends upstream / Equity recycling 7 Strong corporate business with upside from financial investments in concessional assets portfolio Abengoa’s Corporate Structure ABENGOA Engineering & Construction Financial Investment Corporate Structure Industrial Production E&C core business & Ind. Prod. market upside Corporate Net Fixed Assets of 1.8 B€ FY 2013 Corporate EBITDA of 978 M€ and Corporate Net Debt of 2.1 B€ 2.2x Equity BV of 3.3 B€ and Net Debt of 5.9 B€ (incl. 2.1 B€ of pre-operational debt) Long-term concession suitable to higher leverage of projects Matched with project cash-flow generation Minimum risk in expected cash-flows Net Debt Ratio 9.4x Net Debt Ratio(1)(2) Concessions Technology (1) Includes 459 M€ of Industrial Production Non-recourse Net Debt from 5 Biofuels plants (2) Concessions Net Debt Ratio not including pre-operational net debt , that is, net debt from concessions that are not contributing in EBITDA yet

ABENGOA

Financial Investment in Concessions

3.3 B€ Equity BV in concessional assets

935 M€ | 2,053 M€ | 199 M€ | 127 M€

1 Strong group of low risk contracted assets

> 59 concessional assets focused on power (generation & transmission) and water
> Average remaining life of ~25 years with +38 B€ of contracted revenues
> O&M, project finance and service agreements with successful track record in all assets
> High quality off-takers

2 Highly Diversified portfolio

35 assets already in operation and +20 expected to start operation within 2 years

...by Sector



9
22
9
19

...by Region



Spain
S. America
N. America
RoW
12
17
4
26

Operation vs Constr.



4
20
35
Operation
Constr.
Devel.

3 High Returns from Disposals & Dividends

- Experience gain in recent years & proven technology enable to win of new opportunities with limited CAPEX requirements
- Young portfolio with strong upside from dividends and asset disposals
- Shareholder oriented strategy with strong cash flow generation

8

ABENGOA

Asset Rotation Strategy

Crystallizing Value Through Equity Rotation…

Type/Country	Transaction	Cash	Date
USA	Equity Sale	300 M$	Q3'13
Spain	Equity Unlock	200 M€	Q4'13
Peru	Equity Unlock	20 M$	Q4'13
Mexico	Equity Unlock	88 M$	Q1'14
China	Equity Sale	53 M€	Q1'14
Cash from Asset Rotation		+550 M€	

…and also a successful business disposal strategy…

BEFESA	Business Sale	620 M€[1]	Q2'13
BARGOA	Business Sale	39 M€	Q2'13

…with a solid mechanism that provides a sustainable flow for future assets sales

1 Develop & Build

Funding provided by:

- Project finance **senior lenders**
- Long term **partner**
- **Equity bridge** partner
- **Abengoa**

2 Operate

- Project **ramp-up**
- Improvement until steady **cash generation**

3 Rotate

- **Refinancing (unlocking equity)**
- Full or partial **sale** to a **partner**
- **Sale** to a **long- term vehicle**

(1) It includes 331 M€ cash collected in July 2013, a 48 M€ vendor note with the remaining being deferred compensation

9

ABENGOA

An "Asset Light" Model

Transition to an asset light model with Abengoa acting as industry partner retaining minority & providing E&C, O&M and other services

- Continued Solid Business Momentum
- Reducing CAPEX intensity in New Awards
- EPC Margin ≥ Equity Contribution
- Committed to Corporate CAPEX Target

New Awards in 2013 already reflects the shift in the trend...

Customer	Country	Value	Type Project	ABG Equity 2014-2017
ANEEL Agência Nacional de Energia Elétrica		$1,475 M	3,300 km of T&D lines (4x)	~$140 M
energy Department: Energy Republic of South Africa		$715 M	110 MW CSP plant	~$100 M
State of Israel		$425 M EPC $850M	110 MW CSP with Storage	~$70 M
Portland General Electric		$370 M	450 MW Combined Cycle	✗
UTE La energía que nos une		$170 M	70 MW Wind farm	~$16 M
METRO		$90 M	2 Metro Lines Electrical Syst.	✗
UKRENERGO		$75 M	187 km T&D line	✗
edp renováveis		$60 M	30 MW PV plant	✗

...and many more turnkey projects with no equity requirements:

USA, Uruguay, Peru, Brazil... USA, Mexico, Kenya,...

10

11 Engineering & Construction 1 Continued delivery of double-digit growth with attractive margins Significant new bookings in 2013; trend continues in Q1 2014 Strong pipeline and backlog provides visibility on future business FY 2013 KPI’s Bookings 4,882 M€ +36% YoY 6.8 B€ +2% YoY Backlog 139 B€ +58% YoY Pipeline FY 2013 Operating Segment Analysis Revenues (M€) +27% EBITDA (M€) +29% Margin (M€) E&C Highlights 13.7% 13.3% 48.8% 63.4% E&C Technology and Others 3,780 4,808 624 806

12 Concessions-type Infrastructures 2 FY 2013 KPI’s FY’13 Operating Segment Analysis Revenues (M€) +32% EBITDA (M€) +36% Margin (M€) Delivering significant growth and high EBITDA margins 10 new assets brought into operation, including Solana, the largest CSP trough plant worldwide, achieving up to 110% production rates in tests Advanced negotiations with 6 equity partners for 2x equity required for the new Brazilian T&D lines; expected to close at the end of H1 2014 Concessions Highlights 59.4% 61.3% Equity Invest. 445 M€ in concessions Revenue Breakdown Total Equity BV 3,315 M€ as of Dec. 2013 35 in operation Total # of Assets 24 constr./develop. 393 519 234 318

13 Industrial Production 3 FY’13 Operating Segment Analysis Revenues (M€) -5% EBITDA (M€) +53% Margin (M€) +53% organic EBITDA growth y-o-y; lower revenues due to several plant being closed during Q1’13 Hugoton completes phase one start up; complete ramp up of production expected for March 2014 142 M€ from positive arbitration resolution in Brazil in 2013 (26 M€ in 2012) Industrial Production Highlights 11.9% 2,138 2,029 FY 2013 KPI’s 2,252 ML vs 2,294 ML FY 2012 Ethanol Produced ~0.78 $ Vs 0.41 $ avg. 2012 Crush Spread Hugoton +97% of completion organic Positive Arbitration 4.3% 3.0% 4.9% Reported Organic

Geographic Diversification Consolidated presence in the five continents, with US and Latam as our first geographies FY 2012 FY 2013 14 2,045 M€ USA 28% 863 M€ 12% 330 M€ 4 % Africa 11% 837 M€ LatAm 32% 2,118 M€ 29% 33% 1,163 M€ FY’13 Revenues 7,356 M€ Diversifying our business mix to capture global growth opportunities Spain 16% 15% 14% Rest of EU 3% 3% ME, Asia & Oceania

ABENGOA

Technology Update

Continued technological program development, investing 107 M€ in R&D programs and 319 M€ in R&D related to projects

Cutting Edge Technologies	Milestones of the year
Solar Technologies	**Khi Solar One first of its kind** superheated CSP tower **being built** in SAF **Solana's molten salt storage system running efficiently**, providing up to 6h of extra generation **Molten Salt tower** a **proprietary technology commercialized** in Chile. Start construction Q2 2014
Biotech Enzymes	Our **proprietary enzymes achieved a 60% reduction in dose** and **84% cost reduction** since 2009, with a <0.5$/gal cost contribution **Ready for commercial scale production in Q1 2014**
Bio-refineries	**Start-up** of the cogeneration system of **Hugoton plant**, the **first Abengoa 2G biorefinery commercial-scale** in **Kansas.** Full operation in Q2 2014 **Butanol specifications** have been **confirmed** by **potential customers**
Waste to biofuel (W2B)	Demonstration plant start-up, already treated, 826.3 tons of municipal solid waste producing 7,241 l ethanol **100% purity**
Water Desalination	Final stage of laboratory scale pilot test of **Canon-Anammox process** prior to **installation** of **industrial pilot** unit on a **municipal sewage secondary effluent line**
Applied & Awarded Patents	**61 new patents applications** with **more than 106 patents granted out of 261 patents** applied (previously 200 patents) An increase of **30% YoY on patents applications**






15

16 Agenda

FY 2013 Financial Performance 17 Strong Business and Financial Performance and reinforcing the balance sheet Revenues EBITDA Net Income 7,356 M€ 1,365 M€ 101 M€ +84% YoY Excellent business performance in all our segments achieving deleveraging targets +17% YoY +44% YoY Corporate Net Debt Corporate EBITDA Capital Increase Asset Rotation 2,124 M€ 978 M€ 517 M€ +800 M€ cash collected in 2013 -15% vs Dec’12 +48% YoY 1 2 3 To accelerate credit rating E&C Backlog E&C Pipeline 6.8 B€ 139.0 B€ +2% YoY +58% YoY ~1,300 M€ raised to extend maturities Debt Capital Markets 7.75% Coupon of latest HY Bond issued Reducing Cost Corporate Leverage 2.2x -1.5x vs Dec’12 Corporate CAPEX 729 M€ -39% YoY

18 Improved Financial Flexibility A successful year on the capital markets to address our future maturities Our successful financial strategy and proactive maturity management have allowed the company to extend maturities and reduce financing costs while sensibly extending our closer maturities beyond 2018 ~1.8 B€ raised in 2013 to improve our BS flexibility 250 M€ HY Bond 2018 400 M€ CB 2019 8.875% 7.750% 6.250% Feb 13 Jan 13 Dec 13 Oct 13 Capital Increase 518 M€ 450 M$ HY 2020 8.799% Oct 13 250 M€ Tap HY 2018 7.409% Nov 13 50 M€ Tap HY 2018 2013 2015E 2016E 2017E 2018E 2020E 2019E 2014E 2015E 2016E 2017E 2018E 2020E 2019E 2014E Jan 14 Jan 13

19 Corporate Business Structure Dec. 2012 Dec. 2013 Financial Investment in Assets(1) Total 1 2 2.2x 3.7x Corporate Net Leverage Ratio Key Leverage Ratios Strong Deleverage at Corporate Level -1.5x De-leverage 9.4x 10.4x Concessions Net Leverage Ratio(2) 4.0x 3.9x Consolidated Net Leverage Ratio 5.8x 7.1x (including pre-op. debt) Includes 459 M€ of Industrial Production Non-recourse Net Debt from 5 plants Concessions Net Debt Ratio not including pre-operational net debt , that is, net debt from concessions that are not contributing in EBITDA yet (including pre-op. debt) 14.4x 14.2x

20 Corporate Debt Maturity 2014E 2015E 2016E 2017E 2018E 2019E Syndicated Loans Other corp. debt Convertible Bonds Expected UoP from Capital Increase and HY Notes 317 Improved Maturity Profile 200 Reinforcing our share capital while lengthening maturity profile 186 2020E+ No refinancing needs through 2015 Bonds Proactive Extension of Corporate Debt Maturities Healthy balance between Debt Capital Markets Debt (52%) and Bank Debt (48%) 100 (1) The Euro-Commercial Paper Programme has the possibility of renewal

21 Cash generated from operation & ending the year below Corp. Net CAPEX target of 750 M€ Cash-flow Overview EBITDA 1,365 949 Working Capital 228 178 Net Interest Paid (509) (397) Taxes & Other Financial Cost (223) (174) Non-monetary Adjust. (156) (39) Discontinued operations: 35 85 Cash generated from operations 741 M€ 602 FY 2013 FY 2012 Total CAPEX invested (2,257) (2,731) Other net investments 395 448 Discontinued operations (25) (355) Net Investment (1,887) M€ (2,638) M€ Proceeds from loans & borrowings 3,282 757 Repay of loans & borrowings & other activities (1,802) (230) Capital Increase 517 - Others (111) 318 Net CF from financing activities 1,886 M€ 845 M€ of which ABG’s Corp CAPEX: 729 M€ 1,189 M€ Cash as of December 2,952 M€ 21 2,413 M€ (120) M€ FX (81) M€ Disc. Op.

22 Agenda

23 *Organic growth excluding 142 M€ positive arbitrationresolution in Brazil for Bioethanol business in 2013 **Positive Corporate FCF: corporate EBITDA - corporate CAPEX - interest expense on net corporate debt - income tax paid ± change in working capital FY 2014E Earnings Guidance 1 Revenues 7,900 – 8,000 € in Millions YoY Growth XXX 7% - 9% EBITDA 1,350 – 1,400 10%-14% Corporate EBITDA 860 – 885 3% - 6% Key Financial Targets 2 Net Corporate Leverage ~2.0x Corporate CAPEX ~450 M€ Corporate FCF** >0 M€ Growth, further deleverage, FCF generation expected for 2014 FY 2014 Business Guidance & Targets * * * *

24 Agenda

25 Results by Activity € in Millions Revenues EBITDA EBITDA Margin FY 2013 FY 2012 Var (%) FY 2013 FY 2012 Var (%) FY 2013 FY 2012 Engineering and Construction E&C 4,473 3,478 29% 593 476 25% 13.3% 13.7% Technology & Others 336 303 11% 213 148 44% 63.4% 48.8% Total E&C 4,808 3,780 27% 806 624 29% 16.8% 16.5% Concession-type Infrastructure Solar 321 282 14% 200 203 -1% 62.3% 72.2% Water 40 21 90% 28 12 133% 70.0% 56.2% Transmission 67 38 76% 43 16 169% 64.2% 41.8% Cogen. & other 91 53 72% 47 3 1,467% 51.6% 5.4% Total Concessions 519 393 32% 318 234 36% 61.3% 59.4% Industrial Production Biofuels 2,029 2,138 -5% 241 91 165% 11.9% 4.3% Total Industrial Production 2,029 2,138 -5% 241 91 165% 11.9% 4.3% Total 7,356 6,312 17% 1,365 949 44% 18.6% 15.0%

USA Rest of EU Africa Mexico Our growing pipeline of opportunities spans great visibility on future results 26 E&C Results Visibility - Pipeline Strong business development efforts Increased pipeline all sectors with good prospects to materialize in 2014 Healthy breakdown between turnkey and concessions Dec. Mar. Jun. Sep. Dec. FY 2012 FY 2013 Pipeline Evolution (B€) +58% by Sector and by Region Water Renewable Power Conventional Power T&D Others Industrial Plants Spain Brazil Asia-Pac. Increasing pipeline all regions Very well diversified worldwide Higher weight from developing economies Growing Pipeline in All Global Regions and Sectors

Healthy backlog at the end of 2013 while continuing with a strong bookings performance in Q1 2013 E&C Backlog 27 6,796 by Sector Water Renewable Power Conventional Power T&D Others Industrial Plants Backlog (M€) Europe RoW Mexico USA Brazil Rest Latam by Region +2% Approx. 54% of total backlog expected to convert into revenues in 2014E Representing more than 17 months of E&C revenues New significant awards in Q1 2014: CSP Chile, UK Railway,

Liquidity protection & management of corporate leverage: key priorities Net Debt Position 28 Corporate Business Structure Dec. 2012 Dec. 2013 E&C Techno-logy Financial Investment in Assets(1) Indust. Prod. Conces-sions Concessions Net Debt 4,215 5,850 Total Net Debt Position 6,701 7,974 1 2 (1) Includes 459 M€ of Industrial Production Non-recourse Net Debt from 5 plants Corporate Net Debt 2,486 2,124

Additional EBITDA from Concessions Under Construction Note: Blue colour indicates change from previously reported date of entry in operation – Projects shown in light grey indicate contracts that have been awarded but where financing is being closed 29 ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü Annual EBITDA Total 512 As of December 2013 ü 181 M€ 218 M€ 22 M€ 91M€ ü ü ü Location Capacity Abengoa (Equity Ownership %) 2013 2014 2015 2016 Expected Start Up Sector Fully Funded? EBITDA Quingdao China 100 ML/day 92% Q1 13 11 Manaus Brazil 586 km 51% Q1 13 35 Solaben 1-6 Spain 50 MW x2 100% Q3 13 30 Solana USA 280 MW 100% Q4 13 65 Quadra I Chile 79 km 100% Q4 13 7 Quadra II Chile 50 km 100% Q4 13 4 ATS Peru 900 km 100% Q4 13 29 Uruguay Wind Uruguay 50 MW 50% Q2 14 11 Cadonal Uruguay 50 MW 50% Q2 14 8 Mojave USA 280 MW 100% Q3 14 55 Norte Brasil Brazil 2,375 km 51% Q3 14 66 Tenes Algeria 200 ML/day 51% Q3 14 17 Linha Verde Brazil 987 km 51% Q4 14 15 Khi Tower South Africa 50 MW 51% Q4 14 46 Kaxu Trough South Africa 100 MW 51% Q1 15 81 Ghana Ghana 60 ML/day 51% Q1 15 10 ATN 3 (Machupichu) Peru 355 km 100% Q3 16 10 Zapotillo Mexico 3.8 m3/sec 100% Q4 16 12

ABENGOA

Capex under construction by segment (I)

Amounts based on the company's best estimate as of Dec. 31, 2013. Actual investments or timing thereof may change.

(M€)	Capacity	Abengoa (%)	Country	Start Up	Ann. EBITDAe (M€)	Investment	Pending Capex	Total ABG Equity	Total Partners	Debt
Solar						2,100	359	58	26	275
Mojave[2]	280 MW	100%	US	Q2 14	55	1,169	120	31	0	89
South Africa 100 MW[2]	100 MW	51%	S.Africa	Q1 15	81	612	179	19	18	142
South Africa 50 MW[2]	50 MW	51%	S.Africa	Q4 14	46	319	60	8	8	44
Biofuels						491	56	-47	24	79
Hugoton[2]	95 ML	100%	US	Q1 14	-	491	56	-47	24	79
Power Generatation						199	57	32	0	25
Uruguay Wind (Palmatir)	50 MW	50%	Uruguay	Q1 14	11	109	6	5	0	1
Cadonal Wind	50 MW	50%	Uruguay	Q2 14	8	90	51	27	0	24
Water						588	273	125	7	141
Tenes	200,000 m3/day	51%	Algeria	Q3 14	17	197	35	4	3	28
Ghana	60,000 m3/day	56%	Ghana	Q1 15	10	95	31	5	4	22
Zapotillo[1]	3.80 m3/sec	100%	Mexico	Q4 16	12	296	207	116	0	91
Transmission						1,331	224	102	59	63
Norte Brasil	2,375 km	51%	Brazil	Q2 14	66	1,018	107	51	49	7
Linha Verde	987 km	51%	Brazil	Q4 13	15	194	21	11	10	0
ATN 3	355 km	100%	Peru	Q3 16	10	119	96	40	0	56
						4,780	969	270	116	583

Additional Projects with Limited Equity Investment

	Capacity	Abengoa (%)	Country	Start Up	Ann. EBITDAe (M€)	Investment	Pending Capex	Total ABG Equity	Total Partners	Debt
Ashalim CSP Plant[1]	110 MW	50%	Israel	Q2 17	n/a	769	n/a	51	n/a	n/a
Xina	100 MW	40%	S.Africa	Q4 16	n/a	737	n/a	77	n/a	n/a
Uruguay Wind (Palomas)[1]	70 MW	50%	Uruguay	Q3 15	n/a	118	n/a	12	n/a	n/a
New Brazilian T&D lines[1]	5,783 Km	Limited to EPC Margin	Brazil	Q1-Q3 16	n/a	2,099	n/a	197	n/a	n/a

Total Equity Capex 607

[1] Uncommitted project (financing and/or partner's contribution still pending to be secured).

[2] This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation

30

ABENGOA

Capex under construction by segment (II)

Amounts based on the company's best estimate as of December 31, 2013. Actual investments or timing thereof may change.

(M€)	2014 Pending Capex	2014 ABG Equity	2014 Partners	2014 Debt	2015 Pending Capex	2015 ABG Equity	2015 Partners	2015 Debt	2016+ Pending Capex	2016+ ABG Equity	2016+ Partners	2016+ Debt
Solar	**336**	**56**	**24**	**256**	**23**	**2**	**2**	**19**	**0**	**0**	**0**	**0**
Mojave[2]	120	31	0	89	0	0	0	0	0	0	0	0
South Africa 100 MW[2]	156	17	16	123	23	2	2	19	0	0	0	0
South Africa 50 MW[2]	60	8	8	44	0	0	0	0	0	0	0	0
Biofuels	**56**	**-47**	**24**	**79**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Hugoton[2]	56	-47	24	79	0	0	0	0	0	0	0	0
Other Power Generation	**56**	**31**	**0**	**25**	**1**	**1**	**0**	**0**	**0**	**0**	**0**	**0**
Uruguay Wind	6	5	0	1	0	0	0	0	0	0	0	0
Cadonal Wind	50	26	0	24	1	1	0	0	0	0	0	0
Water	**42**	**20**	**0**	**22**	**152**	**57**	**7**	**88**	**79**	**48**	**0**	**31**
Tenes	0	0	0	0	35	4	3	28	0	0	0	0
Ghana	0	0	0	0	31	5	4	22	0	0	0	0
Zapotillo[1]	42	20	0	22	86	48	0	38	79	48	0	31
Transmission	**139**	**62**	**59**	**18**	**59**	**34**	**0**	**25**	**26**	**6**	**0**	**20**
Norte Brasil	107	51	49	7	0	0	0	0	0	0	0	0
Linha Verde	21	11	10	0	0	0	0	0	0	0	0	0
ATN 3	11	0	0	11	59	34	0	25	26	6	0	20

	2014	2015	2016+
Ashalim[1]	51	0	0
Xina[1]	17	38	22
Uruguay Wind (Palomas)[1]	3	9	0
New Brazilian T&D lines[1]	0	131	66
Total Equity Capex	193	272	142

[1] Uncommitted project (financing and partner's contribution still pending to be secured).

[2] This project falls under the scope of IFRS 10 and is therefore consolidated through equity method during construction

31

Solar(1) (MW) Asset Portfolio Capacity 32 Revenue visibility backed by our solid asset portfolio (1) It does not include the new Chilean CSP plant (110 MW) awarded in January 2014 (2) Includes 286 MW of capacity of bioethanol plants cogeneration facilities Cogeneration & Others(2) (MW) Desalination (Ml/day) Transmissions (km) Extensive concessional asset base once current capex plan completed Solid producing assets Biofuels (Ml/year) In operation Under construction Under development 12,400 1,863

Consolidated Proforma Net Debt Change in the Period Figures in M€ Dec´12 Dec´13 Net Debt Bridge 7,974 6,701 Operations Taxes & other financials Others Befesa Transac. Net Debt deconsolidation 263 M€ Cash 331 M€ Solana Consolidation Investment Total Capex Operative cash EBITDA 1,365 M€ WC 228 M€ Non-monetary adj. (157) M€ Net Interest Paid 33 Other net Invest-ments Proceeds from Capital Incr. in Oct’13 1,436 223 509 594 65 2,257 31 517 867 Others: Dividends, Treasury Stock, FX, Discnt’d & others

Thank you ABENGOA February 20, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: February 20, 2014

4